[Bio-Path Holdings Letterhead]

December 5, 2013

VIA FED EX AND EDGAR

Ms. Mara L. Ransom
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-3 Filed November 5, 2013 File No. 333-192102

Dear Ms. Ransom:

In response to your letter dated November 26, 2013, Bio-Path Holdings, Inc., a Utah corporation (the “Company,” “we,” “us” or “our”), has prepared the following responses to your comments based on your consideration of our Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2013 (the “Registration Statement”).

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our corresponding responses.

Comments and Responses:

General

1.	We note your disclosure in footnote 1 to the Calculation of Registration Fee table that “[t]he securities registered also include such indeterminate numbers of common stock and preferred stock as may be issued upon conversion of or exchange for preferred stock that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities,” and on the prospectus cover page that “[you] may also offer securities as may be issuable upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder, including any applicable anti-dilution provisions.” To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of $100,000,000 million of all securities sold.

Ms. Mara L. Ransom

December 5, 2013

We hereby confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of $100,000,000 of all securities sold.

Exhibit 5.1

2.	Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

We hereby undertake to file as an exhibit to the Registration Statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

3.	We note the assumptions in the last paragraph on page 2 of the legal opinion. In particular, we note that counsel has assumed that the company is duly organized, validly existing and in good standing. We also note that counsel has assumed the current reservation of a sufficient number of shares. Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel revise the opinion accordingly. See Section II.B.3.a of Staff Legal Bulletin No. 19.

In accordance with staff’s comment, we have filed a revised legal opinion without assumptions regarding the due organization, valid existence and good standing of the Company. Further, the assumption in the legal opinion regarding the sufficiency of the number of shares authorized has been revised to conform with what has been permitted by the Commission for shelf offerings in Section II.B.2.a. of Staff Legal Bulletin No. 19.

* * * * * * * *

Should you have any additional questions, please contact me by phone at (832) 971-6616 or e-mail at pnielsen@biopathholdings.com. We will be pleased to provide any additional information that may be necessary.

Sincerely,

BIO-PATH HOLDINGS, INC.

/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer